                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                              Simon Worldwide, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    828815100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

-----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,043,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,043,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,043,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,043,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,043,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,043,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,043,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,043,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,043,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 5 amends the
Schedule 13D as specifically set forth.

      Item No. 3 is hereby  amended  and  restated  in its  entirety  to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

      The aggregate  purchase  price,  including  commissions,  of the 2,043,732 shares of Common Stock purchased by Everest and reported in this Schedule 13D is
$589,581  (including  all  brokers'  commissions).  The  shares of Common  Stock reported herein were purchased with Everest's working capital.

      Item No. 4 is hereby amended to include the following:

      On April 17, 2007,  Everest,  on behalf of the Reporting Persons,  filed a
Verified  Complaint for Relief  Pursuant to 8 Del. Stat.  211 (the  "Complaint")
with the Court of Chancery of the State of  Delaware.  The  Complaint is seeking the  Court of  Chancery  to compel  the  Issuer  to hold an  annual  meeting  of stockholders for the purpose of electing  directors.  The last annual meeting of stockholders  was held on May 22, 2001.  The  complaint is attached as Exhibit E hereto and is incorporated herein by reference.

      Item 5 (a) is hereby  amended  and  restated  in its  entirety  to read as follows:

      5 (a) As of April 17,  2007,  the  Reporting  Persons may be deemed to own beneficially  2,043,732 Shares of Common Stock which  constitutes  approximately
12.3% of the 16,673,193  outstanding  shares of the Common Stock (based upon the number of shares that were  reported to be  outstanding  as of March 16, 2007 in the Issuer's Form 10-K for the fiscal year ended  December 31,  2006).  MEFM, by virtue of its status as the  general  partner of  Everest,  may be deemed to own beneficially the shares of Common Stock held by Everest. Elchanan Maoz by virtue of his status as a  controlling  stockholder  of MEFM,  the  general  partner of
Everest,  may be deemed to own  beneficially  the shares of Common Stock held by
Everest.  MEFM and Elchanan Maoz disclaim beneficial ownership of such shares of
Common Stock except to the extent of their pecuniary interest therein.

      Item 5(c) is hereby amended to include the following:

      5 (c) Transactions by the Reporting  Persons since the filing of Amendment
2 to Schedule 13D:

                    EVEREST SITUATIONS FUND L.P. TRANSACTIONS

             Date Purchase /                       No. of Shares Purchased
                   Sale            Price ($)             / (Sold)
             ---------------       --------        -----------------------

                 03/21/07            0.3800               20,000
                 03/22/07            0.3800                1,500
                 04/04/07            0.3700               10,000
                 04/05/07            0.3700               10,000

      Item 7 is hereby amended to include the following:

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit E --      Verified  Complaint for Relief  Pursuant to 8 Del.  Stat.  211
                  filed by Everest Special  Situations Fund, L.P. with the Court of Chancery of the State of Delaware on April 17, 2007.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2007               EVEREST SPECIAL SITUATIONS FUND L.P.

                                    By: Maoz Everest Fund Management Ltd.,
                                        its General Partner

                                    By: /s/Elchanan Maoz
                                        ----------------------------------------
                                    Name: Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    MAOZ EVEREST FUND MANAGEMENT LTD.

                                    By: /s/Elchanan Maoz
                                        ----------------------------------------
                                    Name: Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    /s/Elchanan Maoz
                                    --------------------------------------------
                                    ELCHANAN MAOZ

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                               Exhibit                                Page
                               -------                                ----
A     Directors and Executive  Officers of Maoz Everest Fund            --
      Management Ltd. (previously filed).

B     Joint Filing Agreement dated March 7, 2006 (previously filed).    --

C     Letter   dated  May  11,   2006  by  Everest   Special            --
      Situations  Fund,  L.P. to the Board of  Directors  of
      Simon Worldwide, Inc. (previously filed)

D     Letter and Memorandum of Understanding dated February 25, 2007    --
      by Everest Special Situations Fund, L.P. to the Board of
      Directors of Simon Worldwide, Inc. and Yucaipa AEC Associates,
      LLC. (previously filed)

E     Verified Complaint for Relief Pursuant to 8 Del. Stat. 211 filed  8-14 by Everest Special Situations Fund, L.P. with the Court of
      Chancery of the State of Delaware on April 17, 2007.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

                                                                       Exhibit E

               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------|
                                    |
EVEREST SPECIAL                     |
SITUATIONS FUND L.P., in its own    |
name and on behalf of CEDE & CO.    |
                                    |
                  Plaintiffs,       |
                                    |
                 v.                 |   Case No.
                                    |
SIMON WORLDWIDE, INC.,              |
      A Delaware Corporation,       |
                                    |
                  Defendant         |
                                    |
------------------------------------|

       VERIFIED COMPLAINT FOR RELIEF PURSUANT TO 8 DEL. SS. 211

      Plaintiff Everest Special Situations Fund L.P. in its own name and on behalf of CEDE & CO. and ("Plaintiffs"), by and through its undersigned counsel, for its Complaint against Simon Worldwide, Inc. (the "Company"), alleges:

                              NATURE OF THE ACTION

      1.    Plaintiffs bring this action pursuant to 8 DEL. C. SS. 211 to enforce its statutory right, as a stockholder of the Company, to compel the
Company to hold an annual meeting of stockholders for the purpose of electing directors, which has not occurred in more than thirteen months.

                                     PARTIES

      2.    At all times relevant to this action, Plaintiff CEDE & CO.
has been and continues to be a stockholder of the Company. Plaintiff
Everest Special Situations Fund L.P. ("Everest") owns certain of its shares through CEDE & CO. and has been authorized by CEDE & CO. to prosecute this case on its behalf (Exhibit "A"). Plaintiff Everest is also a stockholder itself (Exhibit "B"). Everest believes that it is the largest stockholder independent of the Company's Board.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

      3.    The Company is a corporation organized under the laws of the State of Delaware, with its principal place of business at 1900 Avenue of the Stars,
Los Angeles, CA. The Company can be served in Delaware through its registered agent, The Corporation Trust Company, Corporation Trust Center, 1209 Orange
Street, Wilmington, DE 19801.

                               FACTUAL BACKGROUND

      4.    The Company's last annual meeting for the election of directors was held on May 22, 2001, which is more than 13 months prior to the filing of this
Complaint.

      5.    The terms of all directors currently serving on the Company Board have expired, some as far back as 2003.

      6.    The Company, as of the filing of this Complaint, has failed to designate a date for an annual meeting of the stockholders to occur this year.

                               CLAIMS FOR RELIEF

            COUNT I - SETTING DATE FOR ANNUAL MEETING OF STOCKHOLDERS
                        PURSUANT TO 8 DEL. C. ss. 211(c)

      7.    Plaintiffs repeat and reallege the allegations of the foregoing paragraphs as if fully set forth herein.

      8.    The Company has not held an annual meeting of stockholders for the election of directors since May 22, 2001, more than thirteen months before the filing of this Complaint.

      9.    No action has been taken by written consent in lieu of an annual meeting within the last thirteen months to elect directors in accordance with 8
Del. C. ss. 21l(b).

      10.   As of the date of the filing of this Complaint, the Company has not designated any date for the holding of an annual meeting of stockholders.

      11.   Pursuant to 8 Del. C. ss. 211(c), Plaintiffs are entitled to an order of this Court summarily directing the Company to hold promptly an annual meeting for the election of directors and stating that the shares of stock represented at such meeting, whether in person or by proxy, and entitled to vote

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

thereat, shall constitute a quorum for the purpose of such meeting. See, e.g.,
Meredith v. Security America Corp., 1981 Del. Ch. LEXIS 633, at *5-6 (Del. Ch.
Nov. 18, 1981) (noting Court's "duty" to ensure that an annual meeting take place "as promptly as possible" and ordering meeting to take place 65 days after the expiration of the 13 month deadline).

      12.   Plaintiffs have no adequate remedy at law.

      WHEREFORE, Plaintiffs respectfully pray that the Court grant the following relief:

            A.    Entry of an Order summarily ordering the Company to hold an annual meeting for the election of directors and stating that the shares of stock represented at such meeting, whether in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting;

            B.    Entry of an Order designating a time and place for the annual meeting, setting a prompt record date for the determination of the stockholders entitled to vote at the annual meeting, and approving the form of notice for the annual meeting;

            C.    Award Plaintiffs its fees and costs in pursuing this action, including its reasonable attorneys' fees;

            D.    Grant Plaintiffs such other and further relief as the Court deems just and proper.

Dated:  April 17, 2007                     BIFFERATO GENTILOTTI LLC

                                           By: /s/ Ian Connor Bifferato
                                               ---------------------------------
                                               IAN CONNOR BIFFERATO (DE ID # 3273)
                                               JAMES E. DRNEC (DE ID # 3789)
                                               800 King Street, Plaza Level
                                               Wilmington, Delaware 19801
                                               Tel: (302) 429-1900
                                               Fax: 302-429-8600

OF COUNSEL

Thomas J. Fleming, Jr.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

                                                                       Exhibit A

                              Cede & Co.
                   c/o The Depository Trust Company
                            55 Water Street
                       New York, New York 10041

                            April 12, 2007
Dear Sir:

      Cede & Co., the nominee of The Depository Trust Company ("DTC"), is a holder of record of shares of common stock of Simon Worldwide, Inc. (the
"Company"). DTC is informed by its Participant, CIBC (the "Participant"), that on the date here of 2,002,132 of such shares (the "Shares") credited to
Participant's DTC account are beneficially owned by Everest Special Situations
Fund, L.P. ("Everest"), a customer of Participant.

      At the request of Participant, on behalf of Everest, Cede & Co., as a holder of record of the Shares, hereby delivers the request of Everest to call a meeting of the shareholders of the Company. The undersigned at the request of the participant further authorizes Everest Special Situations Fund, LP to commence a legal action, at Everest's sole cost and expense to compel the
Company to hold an annual meeting pursuant to 8 Del. C. ss. 211.

      While Cede & Co. is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, Everest Special Situations Fund,
L.P. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Everest Special Situations Fund, L.P. is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

                                           Very truly yours,

                                           Cede & Co.

                                           By: /s/ Peter J. Gleason
                                               ---------------------------------
                                               Peter J. Gleason, partner

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

                                                                       Exhibit B

      Copy of Stock  Certificate  Number  ZQ00000058  of Simon  Worldwide,  Inc.
representing  100  shares of Common  Stock,  $.01 par  value,  issued to Everest
Special Situations Fund, L.P. on April 02, 2007.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

                 SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)
                      OF THE RULES OF THE COURT OF CHANCERY

      The  information  contained  herein  is  for  the  use by  the  Court  for statistical  and  administrative  purposes only.  Nothing stated herein shall be deemed an admission by or binding upon any party.

1.    Caption of Case:  EVEREST  SPECIAL  SITUATIONS  FUND L.P., IN ITS OWN NAME
                        AND ON  BEHALF  OF  CEDE  & CO.  (PLAINTIFFS)  v.  SIMON
                        WORLDWIDE, INC., A DELAWARE CORPORATION (DEFENDANT).

2.    Date  Filed:  APRIL  17,  2007

3.    Name and address of counsel for plaintiff:

            IAN CONNOR BIFFERATO (I.D. NO. 3273)
            JAMES E. DRNEC (I.D. NO. 3789)
            BIFFERATO GENTILOTTI LLC
            800 N. KING STREET, PLAZA LEVEL
            WILMINGTON, DE 19801

4.    Short statement and nature of claim asserted:

      PLAINTIFFS  BRING THIS ACTION PURSUANT TO 8 DEL. C. ss. 211 TO ENFORCE THE
      STATUTORY RIGHT, AS A STOCKHOLDER OF THE COMPANY, TO COMPEL THE COMPANY TO
      HOLD AN  ANNUAL  MEETING  OF  STOCKHOLDERS  FOR THE  PURPOSE  OF  ELECTING
      DIRECTORS, WHICH HAS NOT OCCURRED IN MORE THAN THIRTEEN MONTHS.

5.    Substantive field of law involved (check one):

      ________ Administrative Law          ________ Trade secrets/trademark/
      ________ Commercial Law                       or other intellectual
      ________ Constitutional Law                   property
      ____X___ Corporation Law             ________ Trusts
      ________ Guardianships               ________ Wills and estates
      ________ Labor Law                   ________ Zoning
      ________ Real Property               ________ Other

6.    Related case(s):  NONE

7.    Basis of court's  jurisdiction  (including  the  citation  of any  statute conferring jurisdiction):

               10 DEL. C. SS. 341; 8 DEL.C. ss. 211

8.    If the complaint seeks preliminary  equitable  relief,  state the specific preliminary relief sought:

               NOT APPLICABLE.

9.    If the complaint seeks summary or expedited proceedings, check here   X
                                                                         -------

                                        /s/ James E. Drnec
                                        ---------------------------------
                                        James E. Drnec (I.D. No. 3789)

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

                                  VERIFICATION

      ELCHANAN MAOZ, on behalf of plaintiff,  hereby declares,  under penalty of perjury,  that the foregoing  allegations are true, to the best of his knowledge and belief.

                                           EVEREST SPECIAL SITUATIONS FUND
                                           L.P.

                                           By: Maoz Everest Fund Management, Inc.
                                           Its: General Partner

                                           By: /s/ Elchman Maoz
                                               ---------------------------------
                                           Name: ELCHMAN MAOZ
                                           Title: Managing Member

Sworn to befor eme this
16th day of April 2007

/s/ Ngoc Dung Nguyen
------------------------------
Notary Public

NGOC DUNG NGUYEN
Notary Public State of New York
No. 01NG6060216
Qualified in Queens County
Commission Expires June 18, 2007